UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

The McClatchy Company
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
579489-10-5
(CUSIP Number)
Karole Morgan-Prager, Esq.
Vice President and Corporate Secretary
The McClatchy Company
2100 Q Street
Sacramento, CA 95816
(916) 321-1000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 20, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	579489-10-5

1	NAMES OF REPORTING PERSONS Kevin Sorensen McClatchy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,400,222

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,500,00

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,400,222

WITH	10	SHARED DISPOSITIVE POWER

		12,500,00

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	13,900,222

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	18.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	579489-10-5
Schedule 13D/A
Kevin Sorensen McClatchy hereby amends his statement on Schedule 13D, as originally filed with the Securities and Exchange Commission (the “Commission”) on May 26, 1992 and as amended (the “Schedule 13D”), relating to his beneficial ownership of the Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), of The McClatchy Company (the “Company”):
Item 1. Security and Issuer
No amendment
Item 2. Identity and Background
Section 2 of the Schedule 13D is amended and restated in its entirety as follows:
This statement is filed on behalf of Kevin Sorensen McClatchy, a United States citizen, whose business address is 2100 Q Street, Sacramento, California 95816. From 1996 to 2007, he was the managing general partner and chief executive officer of the Pittsburgh Pirates Major League Baseball team. He currently serves as a director of the Company. During the last five years, Kevin McClatchy has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
Because the shares to which this Amendment 4 (this “Amendment”) to the Schedule 13D relates were not acquired by purchase, Item 3 is not amended. See Items 4 and 5(a) below.
Item 4. Purpose of Transaction
Section 4 of the Schedule 13D is amended to add the following:
Effective June 23, 2009, Kevin Sorensen McClatchy was named as co-trustee for a trust established under the will of Charles K. McClatchy, deceased (the “CK McClatchy Trust”), the beneficiary of which is Charles McClatchy, Kevin McClatchy’s brother. Kevin McClatchy succeeded James B. McClatchy, who died in 2006, as co-trustee of the CK McClatchy Trust; William K. Coblentz and William Ellery McClatchy served as the other co-trustees. Following the death of Mr. Coblentz in 2010, Kevin McClatchy and William Ellery McClatchy remained as co-trustees of the CK McClatchy Trust. Following the death of William Ellery McClatchy on September 20, 2011, Kevin McClatchy became the sole trustee of the CK McClatchy Trust and, therefore, has sole voting and dispositive power over the 449,527 shares of Class B Common Stock, $0.01 par value per share (the “Class B Common Stock”) held by the CK McClatchy Trust. Subject to the terms of the Stockholders’ Agreement dated as of September 17, 1987 (the “Stockholders’ Agreement”), described in Item 6 below, each holder of Class B Common Stock has the right to convert Class B Common Stock into Class A Common Stock on a one-for-one basis For purposes of this Schedule 13D, “Common Stock” refers to the Class A Common Stock and the Class B Common Stock.
On September 20, 2011, following the death of William Ellery McClatchy, Kevin McClatchy was named one of four co-trustees of three separate trusts established for the benefit of McClatchy family members (the “Family Trusts”), including a trust for the benefit of Kevin McClatchy and his two siblings. Prior to William Ellery McClatchy’s death, there were four separate Family Trusts, each holding 3,125,000 shares of Class B Common Stock. Upon William Ellery McClatchy’s death, the Family Trust for the benefit of William Ellery McClatchy terminated and 3,125,000 shares of Class B Common Stock held by such Family Trust were distributed approximately equally among the three remaining Family Trusts.

CUSIP No.	579489-10-5
Schedule 13D/A
By written appointment of successor trustees dated July 19, 1982, Charles K. McClatchy appointed William Ellery McClatchy, James B. McClatchy, William K. Coblentz, William M. Roth and Erwin Potts to succeed him as co-trustees of the Family Trusts. Said persons became co-trustees of each of the Family Trusts by reason of the death of Charles K. McClatchy on April 16, 1989. Effective May 17, 2000, William M. Roth resigned as a co-trustee and did not name a successor, which resulted in a decrease in the number of co-trustees from five to four. Effective as of May 14, 2003, by written appointment of successor trustees, Erwin Potts appointed Gary Pruitt to succeed him as a co-trustee. Effective as of September 3, 2008, Gary Pruitt voluntarily resigned as a co-trustee of each of the Family Trusts and named Leroy Barnes, Jr. as his successor. Effective as of May 20, 2009, William K. Coblentz retired from the Board of Directors of the Company and, in connection with his retirement, Mr. Coblentz resigned as a co-trustee of each of the Family Trusts and Theodore R. Mitchell was named as his successor. On September 20, 2011, William Ellery McClatchy passed away and Kevin McClatchy was named as his successor. As a result Kevin McClatchy, William B. McClatchy, Leroy Barnes, Jr. and Theodore R. Mitchell currently serve as co-trustees of the Family Trusts and share voting and dispositive power over the shares in the Family Trusts.
Kevin McClatchy, the CK McClatchy Trust or the Family Trusts, or any of them may, from time to time, increase, reduce or dispose of their respective investments in the Company, depending on general economic conditions, economic conditions in the markets in which the Company operates, the market price of the Class A Common Stock, the availability of funds, borrowing costs, other opportunities available to Mr. McClatchy (and/or the CK McClatchy Trust and/or the Family Trusts), and other considerations.
Except as set forth in this Schedule 13D, Kevin McClatchy did not become a trustee of the CK McClatchy Trust or a co-trustee of the Family Trusts, and does not currently intend to exercise his duties as trustee or co-trustee, as applicable, for, the purpose of implementing any plans or proposals which relate to, or would result in, any of the actions specified in clauses (b) through (j) of Item 4 of Schedule 13D.
Kevin McClatchy is currently a director of The McClatchy Company, having served in this capacity since 1998. In this role, Mr. McClatchy is actively involved in managing the business and affairs of The McClatchy Company and may suggest or, from time to time, approve or authorize, plans or proposals which relate to, or would result in, one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
Section 5 of the Schedule 13D is amended and restated in its entirety as follows:
(a) The aggregate number of shares of Class A Common Stock of The McClatchy Company beneficially owned by Kevin Sorensen McClatchy is 13,900,222 which includes (i) 43,200 shares of Class A Common Stock (including 17,000 stock options that are currently exercisable or exercisable within 60 days), (ii) 907,495 shares of Class B Common Stock directly beneficially owned by Kevin McClatchy, (iii) 449,527 shares of Class B Common Stock indirectly beneficially owned by Kevin McClatchy by virtue of his position as sole trustee of the CK McClatchy Trust, and (iv) 12,500,000 shares of Class B Common Stock indirectly beneficially owned by Mr. McClatchy by virtue of his position as co-trustee of the Family Trusts. The percentage of Class A Common Stock beneficially owned by Kevin McClatchy is approximately 18.7%, based on a total of 60,402,712 shares of Class A Common Stock issued and outstanding as of July 29, 2011, as contained in the most recently available filing with the Securities and Exchange Commission by The McClatchy Company.

CUSIP No.	579489-10-5
Schedule 13D/A
(b) The number of shares of Common Stock as to which Kevin Sorensen McClatchy has:
(i)	Sole power to vote or direct the vote: 1,400,222 shares of Common Stock (43,200 shares of Class A Common Stock (including 17,000 stock options that are currently exercisable or exercisable within 60 days), 907,495 shares of Class B Common Stock over which Kevin McClatchy has direct beneficial ownership and 449,527 shares of Class B Common Stock over which Kevin McClatchy has indirect beneficial ownership);

(ii)	Shared power to vote or direct the vote: 12,500,000 shares of Class B Common Stock;

(iii)	Sole power to dispose or direct the disposition of: 1,400,222 shares of Common Stock (43,200 shares of Class A Common Stock (including 17,000 stock options that are currently exercisable or exercisable within 60 days), 907,495 shares of Class B Common Stock over which Kevin McClatchy has direct beneficial ownership and 449,527 shares of Class B Common Stock over which Kevin McClatchy has indirect beneficial ownership);

(iv)	Shared power to dispose or direct the disposition of: 12,500,000 shares of Class B Common Stock.
Of the 13,900,222 shares noted above: (i) 17,000 shares of Class A Common Stock are subject to stock options which are currently exercisable or exercisable within 60 days, (ii) 26,200 shares of Class A Common Stock and 907,495 shares of Class B Common Stock are beneficially owned by Kevin McClatchy directly, (iii) 449,527 shares of Class B Common Stock are held under the CK McClatchy Trust, of which Mr. McClatchy is the sole trustee and Charles McClatchy, Mr. McClatchy’s brother, is the income beneficiary and (iv) 12,500,000 shares of Class B Common Stock are held under three separate Family Trusts, each holding approximately equal numbers of shares and with different income beneficiaries. Kevin McClatchy and his two siblings are the beneficiaries of one of the Family Trusts. Leroy Barnes, Jr., William B. McClatchy, Kevin McClatchy and Theodore R. Mitchell share joint voting and investment control with respect to the Family Trusts. The filing of this Schedule 13D shall not be construed as an admission that Kevin McClatchy is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of these shares, except for the shares he holds directly and to the extent of his pecuniary interest in the Family Trusts.
The following information applies to those persons with whom the power to vote, direct the vote, dispose of or direct the disposition of is shared:
A. Name: Leroy Barnes, Jr.
B. Residence or business address: The McClatchy Company, 2100 Q Street, Sacramento, California 95816.
C. Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Retired
D. During the last five years, Leroy Barnes, Jr. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
E. During the last five years, Leroy Barnes, Jr. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
F. Citizenship: United States.
A. Name: Theodore R. Mitchell
B. Residence or business address: The McClatchy Company, 2100 Q Street, Sacramento, California 95816.

CUSIP No.	579489-10-5
Schedule 13D/A
C. Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Dr. Mitchell currently serves as president and chief executive officer of NewSchools Venture Fund, a national funder of education innovations, with offices located at 49 Stevenson, Suite 575, San Francisco, California 94105. He also currently serves as president of the California State Board of Education.
D. During the last five years, Theodore R. Mitchell has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
E. During the last five years, Theodore R. Mitchell has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
F. Citizenship: United States.
A. Name: William B. McClatchy
B. Residence or business address: The McClatchy Company, 2100 Q Street, Sacramento, California 95816.
C. Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Editor of Index Investing’s ETFzone.com, principal business address at 2090 Centro East, Tiburon, California 94920.
D. During the last five years, William B. McClatchy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
E. During the last five years, William B. McClatchy has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
F. Citizenship: United States.
(c) None.
(d) Only those persons identified in Item 5(b) above.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Section 6 of the Schedule 13D is amended to add the following:
The holders of shares of Class B Common Stock are parties to the Stockholders’ Agreement, the intent of which is to preserve control of the Company by the McClatchy family. Under the terms of the Stockholders’ Agreement, the Class B shareholders have agreed to restrict the transfer of any shares of Class B Common Stock to one or more “Permitted Transferees,” subject to certain exceptions. A “Permitted Transferee” is any current holder of shares of Class B Common Stock; any lineal descendant of Charles K. McClatchy; or a trust for the exclusive benefit of, or in which all of the remainder beneficial interests are owned by, one or more of lineal descendants of Charles K. McClatchy. Subject to the terms of the agreement, each holder of shares of Class B Common Stock has the right to convert Class B Common Stock into Class A Common Stock on a one-for-one basis.

CUSIP No.	579489-10-5
Schedule 13D/A
In the event that a Class B shareholder attempts to transfer any shares of Class B Common Stock in violation of the Stockholders’ Agreement, or upon the happening of certain other events enumerated in the Stockholders’ Agreement as “Option Events,” each of the remaining Class B shareholders has an option to purchase a percentage of the total number of shares of Class B Common Stock proposed to be transferred equal to such remaining Class B shareholder’s ownership percentage of the total number of outstanding shares of Class B Common Stock. If all the shares proposed to be transferred are not purchased by the remaining Class B shareholders, the Company has the option of purchasing the remaining shares. In general, any shares not purchased under this procedure will be converted into shares of Class A Common Stock and then transferred freely (unless, following conversion, the outstanding shares of Class B Common Stock would constitute less than 25% of the total number of all outstanding shares of Common Stock). The Stockholders’ Agreement can be terminated by the vote of the holders of 80% of the outstanding shares of Class B Common Stock who are subject to the agreement. The Stockholders’ Agreement will terminate on September 17, 2047, unless terminated earlier in accordance with its terms.
In accordance with The McClatchy Company’s Amended and Restated Certificate of Incorporation, Class A shareholders have the right, voting as a separate class, to elect that number of directors constituting 25% (or the nearest larger whole number) of the total number of members of the board of directors and to remove any director elected by the Class A shareholders. On all matters other than the election and removal of directors, each share of Class A Common Stock entitles the holder to one-tenth (1/10) of a vote. Class B shareholders have the right, voting as a separate class, to elect that number of directors not elected by the Class A shareholders and to remove any director elected by the Class B shareholders. On all matters other than the election and removal of directors, each share of Class B Common Stock entitles the holder to one vote.
Except as may be contemplated by the Stockholders’ Agreement dated as of September 17, 1987, described above, a copy of which has been made publicly available as Exhibit 10.12 to Amendment No. 1 to the Registration Statement on Form S-1 filed by McClatchy Newspapers, Inc. on January 26, 1988 (Registration No. 3-17270), and except for the contracts, arrangements, understandings and relationships described elsewhere in this Statement, Kevin Sorensen McClatchy is not a party to any contracts, arrangements, understandings or relationships with respect to any securities of The McClatchy Company, including, but not limited to, the transfer or voting of any of the securities of The McClatchy Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits
Item 7 of the Schedule 13D is amended to add the following:
The Stockholders’ Agreement dated as of September 17, 1987, which was filed as Exhibit 10.12 to Amendment No. 1 to the Registration Statement on Form S-1 filed by McClatchy Newspapers, Inc. on January 26, 1988 (Registration No. 3-17270), is incorporated herein by reference.

CUSIP No.	579489-10-5
Schedule 13D/A
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 11, 2011	/s/ Kevin Sorensen McClatchy
Kevin Sorensen McClatchy